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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.             ) *

Natrol, Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

638789 10 7 (CUSIP Number)

12/31/05

(Date of Event Which Requires Filing of this Statement)

THIS SCHEDULE IS BEING FILED PURSUANT TO RULE 13d-1

Check the following box if a fee is being paid with this statement [    ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 638789 10 7	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	04-3181563 04-3299318 04-3068354
2	CHECK THE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	Delaware Delaware Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	5 SOLE VOTING POWER Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	970,948 567,666 22,706
6 SHARED VOTING POWER N/A
	7 SOLE DISPOSITIVE POWER Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	970,948 567,666 22,706
8 SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	970,948 567,666 22,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	6.89% 4.03% 0.16%
12	TYPE OF REPORTING PERSON Three Limited Partnerships

SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G

ITEM 1 (a)	NAME OF ISSUER: Natrol, Inc.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
21411 Prairie St. Chatsworth, CA 91311

ITEM 2 (a)	NAME OF PERSON FILING: Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: c/o TA Associates 125 High Street, Suite 2500 Boston, MA 02110

ITEM 2 (c)	CITIZENSHIP: Not Applicable

ITEM 2 (d)	TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)	CUSIP NUMBER: 638789 10 7

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4	OWNERSHIP

ITEM 4 (a)	AMOUNT BENEFICIALLY OWNED:	COMMON STOCK

	Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	970,948 567,666 22,706

ITEM 4 (b)	PERCENT OF CLASS	PERCENTAGE

	Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	6.89% 4.03% 0.16%

ITEM 4 (c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

	(I) SOLE POWER TO VOTE OR DIRECT THE VOTE:	COMMON STOCK

	Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	970,948 567,666 22,706

	(II) SHARED POWER TO VOTE OR DIRECT THE VOTE:	N/A

	(III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:	COMMON STOCK

	Advent VII L.P. Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.	970,948 567,666 22,706

	(IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION	N/A

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This schedule 13G is filed pursuant to Rule 13d-l (d). For the agreement of group members to a joint filing, see below.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10	CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

Advent VII L.P., Advent Atlantic and Pacific III L.P., and TA Venture Investors L.P., hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Natrol, Inc.

Dated: February 14, 2006

Advent VII L.P.

By:	TA Associates VII L.P., its General Partner

By:	TA Associates, Inc., its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC AND PACIFIC III L.P.

By:	TA Associates AAP III Partners L.P., its General Partner

By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Venture Investors L.P.

/s/ Thomas P. Alber
Thomas P. Alber, Attorney-in-Fact